Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-1
CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee

Medium-Term Senior Notes, Series D	$21,700,000.00	$2,321.90	(1)

(1)	The filing fee of $2,321.90 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $885,891.31 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $2,321.90 is offset against the registration fee due for this offering and of which $883,569.41 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
Pricing Supplement No. 2006-MTNDD046 Dated November 24, 2006
(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)
Citigroup Funding Inc.
Medium-Term Notes, Series D
2,170,000 Stock Market Upturn Notessm
Based Upon the Dow Jones Industrial Average
Due June 6, 2008
$10.00 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any payments on the notes prior to maturity.

•	You will receive at maturity for each note you hold an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative.

•	The index return amount will be based on the percentage change of the Dow Jones Industrial Average during the term of the notes.

•	If the Dow Jones Industrial Average increases, the index return amount will be positive and will equal the product of (a) $10, (b) the percentage increase, subject to a maximum index return of 5.4%, in the Dow Jones Industrial Average, and (c) a participation rate of 300%. Because of the maximum index return, the index return amount will not exceed 16.2% of the principal amount and the amount you receive at maturity will not exceed $11.62 per note.

•	If the Dow Jones Industrial Average decreases, the index return amount will be negative and will equal the product of (a) $10 and (b) the percentage decrease in the Dow Jones Industrial Average. If the index return amount is negative, the amount you receive at maturity will be less than the $10 principal amount per note and could be zero.

•	If there is no change in the Dow Jones Industrial Average, the index return amount will be zero and the amount you receive at maturity will be $10 per note.

•	The notes are not principal-protected. At maturity you could receive an amount in cash less than your initial investment in the notes.

•	The notes have been approved for listing on the American Stock Exchange under the symbol “SKJ.”
      Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.
     “Dow Jones,” “Dow Jones Industrial Averagesm” and “DJIA” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc.’s affiliate, Citigroup Global Markets Limited. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the availability of investing in the notes.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per note	Total

Public Offering Price	$10.00	$21,700,000
Agent’s Discount	$0.175	$379,750
Proceeds to Citigroup Funding Inc	$9.825	$21,320,250
The agent expects to deliver the notes to purchasers on or about November 29, 2006.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A
What Are the Notes?
      The notes pay an amount at maturity that will depend on the percentage increase or decrease in the ending value of the Dow Jones Industrial Average from its starting value. The notes are not principal protected. If the ending value of the Dow Jones Industrial Average is less than its starting value, the payment you receive at maturity will be directly linked to the percentage decrease in the ending value of the index from its starting value, in which event you will receive less than the amount of your original investment in the notes. If the ending value of the Dow Jones Industrial Average is greater than its starting value, the payment you receive at maturity will be greater than the amount of your original investment in the notes. If the ending value of the Dow Jones Industrial Average exceeds its starting value by 5.4% or less, the appreciation on an investment in the notes will be three times the return on an instrument directly linked to the Dow Jones Industrial Average because of the upside participation rate of 300%. However, because the maximum index return limits the index return amount you can receive at maturity to 16.2% of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than $11.62 per note.
      The notes mature on June 6, 2008 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the notes is not guaranteed.
      Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.
Will I Receive Any Interest or Dividend Payments on the Notes?
      We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Dow Jones Industrial Average.
What Will I Receive at Maturity of the Notes?
      The notes will mature on June 6, 2008. At maturity, you will receive for each note an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the amount you receive at maturity could be less than the $10 principal amount per note and could be zero.
How Is the Index Return Amount Defined?
      The index return amount will be based on the index return of the Dow Jones Industrial Average. The index return, which is presented in this pricing supplement as a percentage, will equal the following fraction:
Ending Value - Starting Value

Starting Value

provided that the index return will be subject to a maximum index return of 5.4%.
      The starting value equals 12,280.17, the closing value of the Dow Jones Industrial Average on the date of this pricing supplement, which we refer to as the pricing date.
      The ending value will be the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date.
How Will the Index Return Amount be Calculated?
      The calculation of the index return amount will depend on whether the index return is positive, zero or negative:

•	If the index return is positive, the index return amount will equal:
$10 * Index Return * Upside Participation Rate

The upside participation rate is 300%. Because the index return will be capped at 5.4%, if the value of the Dow Jones Industrial Average increases by more than this amount, the maximum index return will limit your participation in the appreciation of the index to 16.2% and the amount you receive at maturity will not exceed $11.62 per note.

•	If the index return is zero, the index return amount will be zero and the amount you receive at maturity will be $10 per note.

•	If the index return is negative, the index return amount will equal:
$10 * Index Return

Thus, if the Dow Jones Industrial Average decreases, the index return and index return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be zero.
How Will the Index Return Amount Compare to the Performance of the Dow Jones Industrial Average?
      The amount payable to you at maturity is dependent upon the performance of the Dow Jones Industrial Average. However, due to the maximum index return, you may receive a return that is less than, or due to the upside participation rate, greater than an instrument directly linked to the Dow Jones Industrial Average. The following examples assume that the instrument directly linked to the index does not take into consideration the value of any dividends paid on the stocks underlying the index.

•	If the Dow Jones Industrial Average increases by more than 5.4% during this period, the maximum index return will limit your participation in the index’s appreciation to 16.2%. For increases in the value of the index of more than 16.2%, therefore, the notes provide less appreciation than an investment in an instrument directly linked to the index.

•	If the Dow Jones Industrial Average increases by 5.4% during this period, the upside participation rate will increase your participation in the index’s appreciation to 16.2%. For increases in the value of the index equal to or greater than 5.4% and less than 16.2%, therefore, the notes provide more appreciation than an investment in an instrument directly linked to the index. For an increase in the value of the index of 16.2%, an investment in the notes provides the same appreciation as an investment in an instrument directly linked to the index.

•	If the Dow Jones Industrial Average increases by less than 5.4% during this period, the upside participation rate of 300% will increase your participation in the index’s appreciation. For increases in the value of the index of less than 5.4%, therefore, the notes provide three times the appreciation of an investment in an instrument directly linked to the index.

•	If the Dow Jones Industrial Average decreases during this period, the index return and index return amount will be negative. Because there is no limit on depreciation, you will participate in all depreciation in the value of the index.
      For more specific information about the “index return amount,” the “index return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the index return amount and the index return, please see “Description of the Notes — Index Return Amount” in this pricing supplement.
Is There a Possibility of Loss of Capital?
      If the ending value of the Dow Jones Industrial Average is less than its starting value, at maturity you will receive less than the original principal amount of the notes. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the index is greater than its starting value, the total yield on the notes may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity. You should refer to “Risk Factors Relating to the Notes — The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.
Where Can I Find Examples of Hypothetical Maturity Payments?
      For a table setting forth hypothetical amounts you could receive at maturity, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.
Who Publishes the Dow Jones Industrial Average and What Does It Measure?
      The Dow Jones Industrial Average is published by Dow Jones & Company, Inc. (“Dow Jones”). The Dow Jones Industrial Average is a price-weighted index, which means an underlying stock’s weight in the Dow Jones Industrial Average is based on its price per share rather than the total market capitalization of the issuer. The Dow Jones Industrial Average is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The underlying stocks of the Dow Jones Industrial Average are selected by the editors of The Wall Street Journal. The corporations represented in the Dow Jones Industrial Average tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Dow Jones Industrial Average are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the Dow Jones Industrial Average, any stock exchange, any official agency or Citigroup Funding. Although changes to the common stocks included in the Dow Jones Industrial Average tend to be made infrequently, the underlying stocks of the Dow Jones Industrial Average may be changed at any time for any reason. The corporations currently represented in the Dow Jones Industrial Average are incorporated in the United States and its territories and their stocks are traded on the New York Stock Exchange.
      The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the Dow Jones Industrial Average, divided by a divisor that is designed to provide a meaningful continuity in the value of the Dow Jones Industrial Average. Because the Dow Jones Industrial Average is price-weighted, stock splits or changes in the underlying stocks could result in distortions in the Dow Jones Industrial Average value. In order to prevent such distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Dow Jones Industrial Average. The current divisor of the Dow Jones Industrial Average is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the Dow Jones Industrial Average may be found in a variety of publicly available sources.
      Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Dow Jones Industrial Average.

How Has the Dow Jones Industrial Average Performed Historically?
      We have provided a table showing the closing values of the Dow Jones Industrial Average on the last index business day of each month from January 2001 to October 2006 and a graph showing the closing values of the Dow Jones Industrial Average on the last index business day of each year from December 1945 through December 2005. You can find the table and the graph in the section “Description of the Dow Jones Industrial Average — Historical Data on the Dow Jones Industrial Average” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones Industrial Average in recent years. However, past performance is not indicative of how the Dow Jones Industrial Average will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Dow Jones Industrial Average Is Not an Indication of the Future Performance of the Index” in this pricing supplement.
What Are the United States Federal Income Tax Consequences of Investing in the Notes?
      In purchasing a note, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Dow Jones Industrial Average at maturity. Under such treatment, upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the note at that time. Gain or loss on the sale, redemption or other disposition of the notes generally will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at maturity. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.
Will the Notes Be Listed on a Stock Exchange?
      The notes have been approved for listing on the American Stock Exchange under the symbol “SKJ.” You should be aware that the listing of the notes on the American Stock Exchange does not guarantee that a liquid trading market will be available for the notes.
Can You Tell Me More About Citigroup and Citigroup Funding?
      Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.
What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?
      Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.
Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?
      We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity could affect the value of the Dow Jones Industrial Average and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.
Does ERISA Impose Any Limitations on Purchases of the Notes?
      Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.
Are There Any Risks Associated with My Investment in the Notes?
      Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES
      Because the terms of the notes differ from those of conventional debt securities in that the amount you receive at maturity will be based on the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones Industrial Average and other events that are difficult to predict and beyond our control.
Your Investment in the Notes May Result in a Loss if the Value of the Dow Jones Industrial Average Declines
      The amount you receive at maturity will depend on the closing value of the Dow Jones Industrial Average on the third index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your notes. If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average, the amount you receive at maturity for each note will be less than the $10 you pay for each note, and could be zero, in which case your investment in the notes will result in a loss. This will be true even if the value of the Dow Jones Industrial Average at any point during the term of the notes exceeds the starting value of the Dow Jones Industrial Average.
The Appreciation of Your Investment in the Notes Will Be Capped
      As a result of the maximum index return of 5.4%, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the Dow Jones Industrial Average. Even with an upside participation rate of 300%, the maximum index return will operate to limit the portion of any appreciation in the value of the Dow Jones Industrial Average in which you will participate to 16.2% of the principal amount of the notes. If the ending value of the Dow Jones Industrial Average exceeds the starting value by more than 16.2%, the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the Dow Jones Industrial Average or an investment in an instrument that was directly linked to the Dow Jones Industrial Average but was not subject to a maximum index return.
The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity
      The notes do not pay any interest. As a result, if the ending value of the Dow Jones Industrial Average is less than 12,603.01 (an increase of approximately 2.629% from the starting value of the Dow Jones Industrial Average), the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.
You Will Not Receive Any Periodic Payments on the Notes
      You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones Industrial Average.
The Historical Performance of the Dow Jones Industrial Average Is Not an Indication of the Future Performance of the Dow Jones Industrial Average
      The historical performance of the Dow Jones Industrial Average, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Dow Jones Industrial Average during the term of the notes. Changes in value of the Dow Jones Industrial Average will affect the trading price of the notes, but it is impossible to predict whether the value of the Dow Jones Industrial Average will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Underlying the Dow Jones Industrial Average
      Your return on the notes will not reflect the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average because Dow Jones calculates the Dow Jones Industrial Average by reference to the prices of the stocks comprising the Dow Jones Industrial Average without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average even if the ending value of the Dow Jones Industrial Average is greater than its starting value.
The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest
      We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Dow Jones Industrial Average and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.
      Value of the Dow Jones Industrial Average. We expect that the market value of the notes will depend substantially on the relationship between the closing value of the Dow Jones Industrial Average on the pricing date and the future value of the Dow Jones Industrial Average. However, changes in the value of the Dow Jones Industrial Average may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Dow Jones Industrial Average exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the Dow Jones Industrial Average will continue to fluctuate from that time to the time when the ending value of the Dow Jones Industrial Average is determined. If you choose to sell your notes when the value of the Dow Jones Industrial Average is below the closing value of the index on the pricing date, you are likely to receive less than the amount you originally invested.
      Trading prices of the underlying stocks of the Dow Jones Industrial Average will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Funding’s hedging activities in the underlying stocks of the Dow Jones Industrial Average, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the Dow Jones Industrial Average.
      Volatility of the Dow Jones Industrial Average. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the Dow Jones Industrial Average changes during the term of the notes, the market value of the notes may decrease.
      Events Involving the Companies Comprising the Dow Jones Industrial Average. General economic conditions and earnings results of the companies whose common stocks comprise the Dow Jones Industrial Average and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the Dow Jones Industrial Average does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.
      Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the value of the notes may increase.

      Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Dow Jones Industrial Average the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Dow Jones Industrial Average during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.
      Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity could affect the value of the Dow Jones Industrial Average and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.
      Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.
      We want you to understand that the impact of one of the factors specified above, such as an increase in U.S. interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the Dow Jones Industrial Average.
You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop
      There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.
The Market Value of the Notes May be Affected by Purchases and Sales of the Stocks Underlying the Dow Jones Industrial Average or Derivative Instruments Related to the Dow Jones Industrial Average by Affiliates of Citigroup Funding
      Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the underlying stocks of the Dow Jones Industrial Average or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Dow Jones Industrial Average and therefore the market value of the notes.
Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest
      Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.
The United States Federal Income Tax Consequences of the Notes Are Uncertain
      No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement.

DESCRIPTION OF THE NOTES
      The following description of the particular terms of the Stock Market Upturn NotesSM supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.
General
      The Stock Market Upturn Notes Based Upon the Dow Jones Industrial Average (the “Notes”) pay an amount at maturity that will depend on the percentage increase or decrease in the Ending Value of the Dow Jones Industrial Average from its Starting Value. The Notes are not principal-protected. If the Ending Value of the Dow Jones Industrial Average is less than its Starting Value, the payment you receive at maturity will be directly linked to the percentage decrease in the Ending Value of the index from its Starting Value, in which event you will receive less than the amount of your original investment in the Notes. If the Ending Value of the Dow Jones Industrial Average is greater than its Starting Value, the amount you receive at maturity will be greater than the amount of your original investment in the Notes. If the Ending Value of the Dow Jones Industrial Average exceeds its Starting Value by a maximum index return of 5.4% or less, the appreciation on an investment in the Notes will be three times the return on an instrument directly linked to the Dow Jones Industrial Average because of the Upside Participation Rate of 300%. However, because the maximum Index Return limits the Index Return Amount you can receive at maturity to 16.2% of the principal amount of the Notes, in no circumstances will the amount you receive at maturity be more than $11.62 per Note.
      The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. Any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be $21,700,000 (2,170,000 Notes). The Notes will mature on June 6, 2008, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Notes at maturity is not guaranteed. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.
      Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.
Interest
      We will not make any periodic payments of interest or any other payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive an Index Return Amount as described below, which may be positive, zero or negative. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Dow Jones Industrial Average.
Determination of the Amount to be Received at Maturity
      The Notes will mature on June 6, 2008. At maturity, you will receive for each Note a payment equal to the sum of the initial principal amount of $10 per Note plus the Index Return Amount, which may be positive, zero or negative.
Index Return Amount
      The Index Return Amount will be based on the Index Return of the Dow Jones Industrial Average. The Index Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:
Ending Value - Starting Value

Starting Value

provided that the Index Return will be subject to a maximum Index Return of 5.4%.
      The “Starting Value” equals 12,280.17, the closing value of the Dow Jones Industrial Average on the Pricing Date.
      The “Pricing Date” means November 24, 2006, the date of this pricing supplement and the date on which the Notes are priced for initial sale to the public.
      The “Ending Value” will be the closing value of the Dow Jones Industrial Average on the third Index Business Day before the maturity date.
      The calculation of the Index Return Amount will depend on whether the Index Return is positive, zero or negative:

•	If the Index Return is positive, the Index Return Amount will equal:
$10 * Index Return * Upside Participation Rate

The Upside Participation Rate is 300%. Because the Index Return will be capped at 5.4%, if the value of the Dow Jones Industrial Average increases by more than this amount, the maximum index return will limit your participation in the appreciation of the index to 16.2% and the amount you receive at maturity will not exceed $11.62 per Note.

•	If the Index Return is zero, the Index Return Amount will be zero and the amount you receive at maturity will be the $10 principal amount per Note.

•	If the Index Return is negative, the Index Return Amount will equal:
$10 * Index Return

Thus, if the Dow Jones Industrial Average decreases, the Index Return and Index Return Amount will be negative and the amount you receive at maturity will be less than the $10 principal amount per Note and could be zero.
      If no closing value of the Dow Jones Industrial Average is available on the third business day before maturity because of a Market Disruption Event or otherwise, the value of the Dow Jones Industrial Average for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones Industrial Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Dow Jones Industrial Average by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.
      An “Index Business Day” means a day, as determined by the calculation agent, on which the Dow Jones Industrial Average or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones Industrial Average on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Dow Jones Industrial Average. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.
      A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones Industrial Average or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Dow Jones Industrial Average is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones Industrial Average will be based on a comparison of the portion of the value of the Dow Jones Industrial Average attributable to that security relative to the overall value of the Dow Jones Industrial Average, in each case immediately before that suspension or limitation.
What You Could Receive at Maturity — Hypothetical Examples
      The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Values of the Dow Jones Industrial Average. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the Dow Jones Industrial Average on the amounts you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Maximum Index Return: 5.75%

•	Starting Value: 11980.00

•	Upside Participation Rate: 300%

•	Annualized dividend yield of the Dow Jones Industrial Average: 2.17%

•	Maturity: 1.5 years

      The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Index Return Amount which, in turn, will depend on the actual Starting Value (12,280.17), Ending Value, maximum Index Return (5.4%) and Upside Participation Rate (300%) determined by the calculation agent as provided in this pricing supplement.

		Total Return
		on the Dow Jones			Amount Received
Ending		Industrial	Return on the	Index Return	at Maturity per
Value	Index Return	Average*	Notes	Amount	Note
0	-100.00%	-96.75%	-100.00%	-$10.00	$0.00
5990	-50.00%	-46.75%	-50.00%	-$5.00	$5.00
8985	-25.00%	-21.75%	-25.00%	-$2.50	$7.50
9285	-22.50%	-19.25%	-22.50%	-$2.25	$7.75
9584	-20.00%	-16.75%	-20.00%	-$2.00	$8.00
9884	-17.50%	-14.25%	-17.50%	-$1.75	$8.25
10183	-15.00%	-11.75%	-15.00%	-$1.50	$8.50
10483	-12.50%	-9.25%	-12.50%	-$1.25	$8.75
10782	-10.00%	-6.75%	-10.00%	-$1.00	$9.00
11082	-7.50%	-4.25%	-7.50%	-$0.75	$9.25
11381	-5.00%	-1.75%	-5.00%	-$0.50	$9.50
11681	-2.50%	0.75%	-2.50%	-$0.25	$9.75
11980	0.00%	3.26%	0.00%	$0.00	$10.00
12280	2.50%	5.75%	7.50%	$0.75	$10.75
12579	5.00%	8.26%	15.00%	$1.50	$11.50
12879	7.50%	10.76%	17.25%	$1.73	$11.73
13178	10.00%	13.26%	17.25%	$1.73	$11.73
13478	12.50%	15.76%	17.25%	$1.73	$11.73
13777	15.00%	18.26%	17.25%	$1.73	$11.73
14077	17.50%	20.76%	17.25%	$1.73	$11.73
14376	20.00%	23.26%	17.25%	$1.73	$11.73
14676	22.50%	25.76%	17.25%	$1.73	$11.73
14975	25.00%	28.26%	17.25%	$1.73	$11.73
15275	27.50%	30.76%	17.25%	$1.73	$11.73
15574	30.00%	33.26%	17.25%	$1.73	$11.73
15874	32.50%	35.76%	17.25%	$1.73	$11.73
16173	35.00%	38.26%	17.25%	$1.73	$11.73

*	Assumes dividend yield on the Dow Jones Industrial Average is compounded annually and is not re-invested.
Discontinuance of the Dow Jones Industrial Average
      If Dow Jones discontinues publication of the Dow Jones Industrial Average or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones Industrial Average, then the value of the Dow Jones Industrial Average will be determined by reference to the value of that index, which we refer to as a “successor index.”
      Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.
      If Dow Jones discontinues publication of the Dow Jones Industrial Average and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the Dow Jones Industrial Average, the value to be substituted for the Dow Jones Industrial Average for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Dow Jones Industrial Average prior to any such discontinuance.
      If Dow Jones discontinues publication of the Dow Jones Industrial Average prior to the determination of the Index Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Index Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the Dow Jones Industrial Average as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect trading in the Notes.
      If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones Industrial Average as described above, the successor index or value will be substituted for the Dow Jones Industrial Average for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect the market value of the Notes.
      All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.
Alteration of Method of Calculation
      If at any time the method of calculating the Dow Jones Industrial Average or any successor index is changed in any material respect, or if the Dow Jones Industrial Average or any successor index is in any other way modified so that the value of the Dow Jones Industrial Average or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones Industrial Average or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones Industrial Average or the successor index. Accordingly, if the method of calculating the Dow Jones Industrial Average or any successor index is modified so that the value of the Dow Jones Industrial Average or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.
Redemption at the Option of the Holder; Defeasance
      The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”
Events of Default and Acceleration
      In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the amount to be received at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of a Note will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of a beneficial owner of a Note will be capped at the cash equivalent of the amount to be received at maturity, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.
      In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.50% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.
Paying Agent and Trustee
      Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.
Calculation Agent
      The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES INDUSTRIAL AVERAGESM
General
      Unless otherwise stated, we have derived all information regarding the Dow Jones Industrial Average provided in this pricing supplement, including its composition, method of calculation and changes in components, from Dow Jones, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones. Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones Industrial Average at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the Dow Jones Industrial Average.
      The Dow Jones Industrial Average is a benchmark of performance for leading companies in the U.S. stock market. The index consists of 30 “blue-chip” U.S. stocks, although this has not always been the case. The index initially consisted of twelve common stocks and was first published in The Wall Street Journal in 1896. The index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the index have been changed on a relatively infrequently basis.
      The Dow Jones Industrial Average is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal from companies outside of the transportation or utility business that are representative of the broad market of U.S. industry. The corporations represented in the Dow Jones Industrial Average tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the index are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the index, any stock exchange, any official agency, or Citigroup Funding. Changes to the common stocks included in the index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of The Wall Street Journal deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Dow Jones Industrial Average, the editors of The Wall Street Journal look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the index may be changed at any time for any reason. Dow Jones, publisher of The Wall Street Journal, is not affiliated with Citigroup Funding and has not participated in any way in the issuance of the Notes.
      The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor that is designed to provide meaningful continuity in the value of the index. Because the index is price-weighted, stock splits or changes in the component stocks could result in distortions in the index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the index. The current divisor of the index is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the index may be found in a variety of publicly available sources.
      THE DOW JONES INDUSTRIAL AVERAGE DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX RETURN AMOUNT ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.
Historical Data on the Dow Jones Industrial Average
      The following table sets forth the value of the Dow Jones Industrial Average at the end of each month in the period from January 2001 through October 2006. These historical data on the Dow Jones Industrial Average are not indicative of the future performance of the Dow Jones Industrial Average or what the value of the Notes may be. Any historical upward or downward trend in the value of the Dow Jones Industrial Average during any period set forth below is not an indication that the Dow Jones Industrial Average is more or less likely to increase or decrease at any time during the term of the Notes.

	2001	2002	2003	2004	2005	2006

January	10887.36	9920.00	8053.81	10488.07	10489.94	10864.86
February	10495.28	10106.13	7891.08	10583.92	10766.23	10993.41
March	9878.78	10403.94	7992.13	10357.70	10503.76	11109.32
April	10734.97	9946.22	8480.09	10225.57	10192.51	11367.14
May	10911.94	9925.25	8850.26	10188.45	10467.48	11168.31
June	10502.40	9243.26	8985.44	10435.48	10274.97	11150.22
July	10522.81	8736.59	9233.80	10139.71	10640.91	11185.68
August	9949.75	8663.50	9415.82	10173.92	10481.60	11381.15
September	8847.56	7591.93	9275.06	10080.27	10568.70	11679.07
October	9075.14	8397.03	9801.12	10027.47	10440.07	12080.73
November	9851.56	8896.09	9782.46	10428.02	10805.87
December	10021.50	8341.63	10453.92	10783.01	10717.50
      The closing value of the Dow Jones Industrial Average on November 24, 2006, was 12,280.17.
Historical Closing Values
      The following graph illustrates the historical performance of the Dow Jones Industrial Average based on the closing value thereof at the end of each year from December 1945 through December 2005. Past movements of the index are not indicative of future index values.
License Agreement
      Dow Jones and Citigroup Global Markets Limited, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with certain securities, including the Notes.

      The license agreement between Dow Jones and Citigroup Global Markets Limited provides that the following language must be stated in this pricing supplement.
      “The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’ only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average, which is determined, composed and calculated by Dow Jones without regard to Citigroup Funding or the Notes. Dow Jones has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the Dow Jones Industrial Average. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.
      DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CITIGROUP FUNDING.”
      All disclosures contained in this pricing supplement regarding the Dow Jones Industrial Average, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones or other sources we believe to be reliable. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a “U.S. person”) who is the beneficial owner of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.
      This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.
      No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
      In purchasing a Note, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Dow Jones Industrial Average at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus).
      Under the characterization of the Notes as cash-settled capped variable forward contracts, a holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.
      Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity.
      It is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the Notes could differ substantially.
      It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.
      Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Notes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.
Non-United States Holders
      In the case of a holder of the Notes that is not a U.S. person, any payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.
Estate Tax
      In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.
Backup Withholding and Information Reporting
      A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION
      The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.
      Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $21,700,000 principal amount of Notes (Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $0.15 per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $0.15 per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $0.15 per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.
      The Notes have been approved for listing on the American Stock Exchange under the symbol “SKJ.”
      In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Dow Jones Industrial Average or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
      Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.
ERISA MATTERS
      Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:
      (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or
      (b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.
The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

             You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.
Medium-Term Notes, Series D
2,170,000
Stock Market Upturn Notessm
Based Upon
the Dow Jones Industrial Average
Due June 6, 2008
($10 Principal Amount Per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
November 24, 2006
(Including Prospectus Supplement Dated April 13, 2006 and
Prospectus Dated March 10, 2006)